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EXHIBIT 12.1

ALARIS Medical, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,							Three Months Ended March 31,
	1998		1999	2000	2001	2002		2003
Pre-tax income (loss) from continuing operations		$5,839	$(3,799)	$(15,289)	$(17,683)		$13,438	$4,175

Interest expense and amortization of debt discount and premium on all indebtedness		48,611	54,876	57,847	59,686		58,240	14,606
Interest portion of rentals (33% of rent expense)		1,817	2,008	2,034	1,878		1,891	514

Total fixed charges		50,428	56,884	59,881	61,564		60,131	15,120

Interest capitalized during the period		—	—	—	—		—	(50)
Income before income taxes and fixed charges		$56,267	$53,085	$44,592	$43,881		$73,569	$19,245

Ratio of earnings to fixed charges		1.1	n/a	n/a	n/a		1.2	1.3

Earnings insufficient to cover fixed charges by:	$	n/a	$3,799	$15,289	$17,683	$	n/a	$ n/a

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ALARIS Medical, Inc. Statement Regarding Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)